Exhibit 99.1

MiX Telematics Limited (Incorporated in the Republic of South Africa) (Registration number 1995/013858/06) JSE share code: MIX ISIN: ZAE000125316 NYSE share code: MIXT (“MiX” or the “Company”)

NOTICE OF A GENERAL MEETING OF MIX SHAREHOLDERS

MiX shareholders are hereby advised that the Company has posted to shareholders a notice of general meeting for the purposes of considering, and if deemed fit passing the resolutions required for the adoption of the MiX Telematics Limited Long-Term Incentive Plan. A full copy of the notice of general meeting is available on the Company’s website, www.mixtelematics.com.

The general meeting of shareholders of the Company will be held at Matrix Corner, Howick Close, Waterfall Park, Midrand, Johannesburg at 12:00 hrs or 10 minutes after the completion of the annual general meeting on Wednesday, September 17, 2014.

The last day to trade in order to be eligible to participate in and vote at the general meeting is Friday, September 5, 2014 and the record date for voting purposes is Friday, September 12, 2014.

14 August 2014

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